CUSIP No. 00754E107

Name of Reporting Person:				Townsend Group Investments
							22601 Pacific Coast Highway
							Suite 200
							Malibu CA 90265

S.S. or I.R.S. Identification No. Of Above Person:	95-3180628

Check the Appropriate Box if a Member of a Group:	(b)

Citizenship or Place of Organization:			Malibu, California

Sole Voting Power:			126,600

Shared Voting Power:			725,300

Sole Dispositive Power:			126,600

Shared Dispositive Power:		725,300

Aggregate Amount Beneficially Owned by Each Reporting Person:	851,900

Percent of Class Represented by Amount in Row 9:			7.8%

Type of Reporting Person:		IA